FirstCash, Inc. Direct: 817-505-3142 doug.orr@firstcash.com
October 5, 2016

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Re:	First Cash Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 17, 2016
File No. 000-19133

Dear Ms. Thompson:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 23, 2016 to Rick L. Wessel, Chief Executive Officer of First Cash Financial Services, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 17, 2016 (the “Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations

Twelve Months Ended December 31, 2015 Compared to Twelve Months Ended December 31, 2014, page 39

1.
We note your explanation of the reasons for the increase in retail merchandise sales in your pawn stores from Fiscal 2014 to 2015 which states that the increase is due to store additions, maturation of existing stores and an increase in retail inventories available for sale. In future filings, please revise your disclosures throughout Management’s Discussion and Analysis to better indicate the relative significance of each reason given for increases and decreases in line items when explaining your results of operations. We believe that when multiple factors materially contribute to a change in your results, a best practice is to quantify the impact of each such factor in order to transparently provide your investors with a view of your operations through the eyes of your management. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, available on our website at https://www.sec.gov/rules/interp/33-8350.htm.

Company’s Response:

In future filings, we will revise disclosures in Management’s Discussion and Analysis to better indicate the relative significance of each material reason given for increases and decreases in line items when explaining our results of operations.

Non-GAAP Financial Information, page 51

2.
Your characterization of certain adjustments related to restructuring expenses and store acquisition expenses in your disclosures related to Adjusted Net Income, Adjusted Net Income Per Share and Adjusted EBITDA as non-recurring in nature may not be consistent with Question 102.03 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. We note similar disclosure of non-recurring items in your subsequent Forms 10-Q and earnings releases. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in future filings.

Company’s Response:

In future filings, we will consider the above-referenced interpretations in their entirety when disclosing Non-GAAP financial measures.

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3142.

Sincerely,

/s/ R. Douglas Orr

R. Douglas Orr
Executive Vice President and Chief Financial Officer
(Principal Financial & Accounting Officer)

cc: Sondra Snyder, SEC Staff Accountant

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